Exhibit 4.6
DESCRIPTION OF APERGY CORPORATION COMMON STOCK

Apergy Corporation (“Apergy”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock, par value $1.00 per share.
The following description of the material terms of the capital stock of Apergy includes a summary of certain provisions of Apergy’s amended and restated certificate of incorporation, which we refer to as Apergy’s certificate of incorporation, and amended and restated bylaws, as amended, which we refer to as Apergy’s bylaws. The following description does not purport to be complete, and all stockholders are urged to read Apergy’s certificate of incorporation and bylaws in their entirety.
Certain of the provisions described below under “Anti-Takeover Effects of Apergy’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware Law” could have the effect of discouraging transactions that might lead to a change in control of Apergy. For example, the Apergy certificate of incorporation and bylaws:

•	permit the Apergy Board of Directors to issue shares of preferred stock in one or more series without further authorization of the stockholders of Apergy;

•	provide that the Apergy Board of Directors is classified, with directors serving staggered terms so that not all members of the Apergy Board of Directors are elected at one time until 2022;

•	prohibit stockholder action by written consent; and

•	require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders.

Description of Capital Stock of Apergy
Authorized Shares
Under Apergy’s certificate of incorporation, the total authorized capital stock of Apergy consists of 2,500,000,000 shares of common stock, par value $0.01 per share, which we refer to as Apergy common stock, and 250,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Each holder of Apergy’s common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of Apergy’s common stock are not entitled to cumulative voting of their shares in elections of directors. Subject to any preferential rights of any outstanding preferred stock, holders of Apergy’s common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Apergy Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Apergy, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.
Holders of Apergy’s common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of Apergy’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Apergy may designate and issue in the future.
Preferred Stock
There are currently no shares of preferred stock of Apergy issued or outstanding.
Apergy’s amended and restated certificate of incorporation authorizes Apergy’s Board of Directors, without further action by Apergy’s stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
The authority possessed by Apergy’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. Apergy’s Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and Apergy’s Board of Directors has no present intention to issue any shares of preferred stock.

Dividend Policy of Apergy
Apergy has never declared or paid dividends on its common stock.
Subject to the rights of holders of any outstanding shares of preferred stock, if any, holders of Apergy common stock are entitled to receive dividends, if any, as may be declared from time to time by the Apergy Board of Directors. The declaration of dividends on Apergy common stock is a business decision to be made by Apergy’s Board of Directors in its discretion from time to time based upon results of operations and financial condition, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders, and any other factors as the Board of Directors may consider relevant. In addition, Apergy’s Agreement and Plan of Merger and Reorganization, dated as of December 18, 2012, by and among Ecolab Inc., ChampionX Holding Inc., Apergy, and Athena Merger Sub, Inc., and Apergy’s existing credit facilities contain certain financial and operating covenants that may restrict Apergy’s ability to pay dividends.
Anti-Takeover Effects of Apergy’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law
Provisions of the General Corporation Law of the State of Delaware (“DGCL”) and Apergy’s amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult to acquire Apergy by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of Apergy to first negotiate with Apergy’s Board of Directors. Apergy believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Classified Board. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that, until the third annual meeting of its stockholders following its separation from Dover Corporation, its Board of Directors is divided into three approximately equal classes. The directors designated as Class I directors had terms expiring at the first annual meeting of stockholders following the distribution, which Apergy held in 2019 and were elected in 2019 to a three-year term ending at Apergy’s 2022 annual meeting of stockholders. The directors designated as Class II directors have terms expiring at the second annual meeting of stockholders, which Apergy expects to hold in 2020, and the directors designated as Class III directors have terms expiring at the third annual meeting of stockholders, which Apergy expects to hold in 2021. Class II directors elected in 2020 will be elected to a two-year term, and Class III directors elected in 2021 will be elected to a one-year term, each ending at Apergy’s 2022 annual meeting of stockholders. Beginning at the 2022 annual meeting, all of Apergy’s directors will stand for election each year for annual terms, and Apergy’s Board of Directors will therefore no longer be divided into three classes. Members of the Board of Directors will be elected by a plurality of the votes cast at each annual meeting of stockholders. Before the Board of Directors is declassified, it would take at least two elections of directors for any individual or group to gain control of Apergy’s Board of Directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Apergy.
Removal of Directors. Apergy’s amended and restated certificate of incorporation and by-laws provide that (i) prior to Apergy’s Board of Directors being declassified as discussed above, its stockholders may only remove a director for cause and (ii) after Apergy’s Board of Directors has been fully declassified, its stockholders may remove a director with or without cause. Removal requires the affirmative vote of holders of a majority of the shares of voting common stock.
Size of Board and Vacancies. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that the number of directors on its Board of Directors shall not be less than three nor more than fifteen, with the exact number of directors to be fixed exclusively by the Board of Directors. Any vacancies created in its Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Apergy’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. Apergy’s amended and restated certificate of incorporation provides that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of Apergy stockholders. Stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent. Apergy’s amended and restated certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of Apergy stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Apergy’s amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Apergy’s amended and restated certificate of incorporation does not provide for cumulative voting.
Delaware Anti-Takeover Statute. Apergy is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•
on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring Apergy to negotiate in advance with Apergy’s Board of Directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Apergy’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Apergy’s stockholders may otherwise deem to be in their best interests.
Amendments to Certificate of Incorporation. Apergy’s amended and restated certificate of incorporation provides that the provisions of the amended and restated certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock, except that Apergy’s amended and restated certificate of incorporation provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to:

•	cumulative voting;

•	amendment of the amended and restated by-laws;

•	the size, classification, election, removal, nomination and filling of vacancies with respect to the Apergy Board of Directors;

•	stockholder action by written consent and ability to call special meetings of stockholders;

•	director and officer indemnification; and

•	any provision relating to the amendment of any of these provisions.

The provisions of Apergy’s amended and restated certificate of incorporation relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.
Amendments to By-Laws. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that the by-laws may be amended by Apergy’s Board of Directors or by the affirmative vote of at least 80 percent of Apergy’s voting stock then outstanding. The provisions of Apergy’s amended and restated certificate of incorporation and amended and restated by-laws relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated by-laws may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.
Undesignated Preferred Stock. The authority that Apergy’s Board of Directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. Apergy’s Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
NYSE Listing
Apergy common stock is listed on the New York Stock Exchange under the ticker symbol “APY.”
Limitation of Liability of Directors; Indemnification of Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Apergy’s amended and restated certificate of incorporation includes such an exculpation provision. Apergy’s amended and restated certificate of incorporation and by-laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Apergy, or for serving at Apergy’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Apergy’s amended and restated certificate of incorporation and by-laws also provide that Apergy must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Apergy’s amended and restated certificate of incorporation also expressly authorizes Apergy to carry directors’ and officers’ insurance to protect Apergy, its directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions in Apergy’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Apergy’s directors and officers, even though such an action, if successful, might otherwise benefit Apergy and its stockholders. However, these provisions do not limit or eliminate Apergy’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Apergy pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Apergy maintains a general liability insurance policy which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Exclusive Forum
Apergy’s amended and restated certificate of incorporation provides that unless Apergy’s Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Apergy, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Apergy to Apergy or Apergy’s stockholders, creditors or other constituents, (iii) any action asserting a claim against Apergy or any director or officer of Apergy arising pursuant to any provision of the DGCL or Apergy’s amended and restated certificate of incorporation or by-laws or (iv) any action asserting a claim against Apergy or any director or officer of Apergy governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Authorized but Unissued Shares
Apergy’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. Apergy may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Apergy by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for Apergy’s common stock is Computershare Trust Company, N.A.